UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MPC CORPORATION
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
553166109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	553166109	13G	Page	2	of	7	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
EagleRock Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,993,423*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,993,423*

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,993,423*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% (see Item 4)

12	TYPE OF REPORTING PERSON*

00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.	553166109	13G	Page	3	of	7	Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Nader Tavakoli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,993,423*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,993,423*

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,993,423*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% (see Item 4)

12	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTION BEFORE FILLING OUT

SCHEDULE 13G
This Amendment No. 1 to the Schedule 13G (collectively, the “Schedule 13G”) is being filed on behalf of EagleRock Capital Management, LLC, a Delaware limited liability company (“EagleRock Capital”), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of Common Stock, no par value (the “Common Stock”), of MPC Corporation, a Colorado corporation (the “Issuer”).

Item 1(a)	Name of Issuer:

MPC Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

906 E. Karcher Rd.
Nampa, ID 83687

Items 2(a)	Name of Person Filing:

EagleRock Capital Management, LLC and Nader Tavakoli.

Item 2(b)	Address of Principal Business Office:

24 West 40th St., 10th Floor
New York, NY 10018

Item 2(c)	Citizenship:

EagleRock Capital is a limited liability company organized under the laws of the state of Delaware. Nader Tavakoli is the Manager of EagleRock Capital and is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, no par value

Item 2(e)	CUSIP Number:

553166109

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the 33,927,005 shares of Common Stock which the Issuer reported outstanding as of

October 31, 2007 on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

As of the close of business on December 31, 2007:

1. EagleRock Capital Management, LLC
(a) Amount beneficially owned: 1,993,423*
(b) Percent of class: 5.9%
(c)(i) Sole power to vote or direct the vote: 1,993,423*
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 1,993,423*
(iv) Shared power to dispose or direct the disposition: -0-

2. Nader Tavakoli
(a) Amount beneficially owned: 1,993,423*
(b) Percent of class: 5.9%
(c)(i) Sole power to vote or direct the vote: 1,993,423*
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 1,993,423*
(iv) Shared power to dispose or direct the disposition: -0-

* This Schedule 13G relates to Common Stock, warrants and convertible debentures purchased by Nader Tavakoli and EagleRock Capital for the accounts of EagleRock Master Fund, LP ("ERMF"), a Cayman Islands limited partnership, and EagleRock Institutional Partners LP ("ERIP"), a Delaware limited partnership. ERMF holds 64,036 shares of Common Stock, a warrant to purchase 125,000 shares of Common Stock and a convertible debenture to purchase 333,333 shares of Common Stock for the accounts of EagleRock Capital Partners, L.P., EagleRock Capital Partners (QP), LP, both Delaware limited partnerships, and EagleRock Capital Partners Offshore Fund, Ltd. (together the "Capital Funds"). ERIP holds 96,054 shares of Common Stock, a warrant to purchase 375,000 shares of Common Stock and a convertible debenture to purchase 1,000,000 shares of Common Stock. EagleRock Capital acts as investment manager to each of the Capital Funds, ERMF and ERIP, and Mr. Tavakoli, as manager of EagleRock Capital, controls the investment decisions of EagleRock Capital. Each of the warrants and the convertible debentures may be currently exercised or converted by the holder.

By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of EagleRock Capital and Mr. Tavakoli may be deemed to beneficially own 1,993,423 shares of Common Stock constituting approximately 5.9% of the Common Stock outstanding.

Each of EagleRock Capital and Mr. Tavakoli disclaim beneficial ownership of any of the securities covered by this statement.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:
     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

EAGLEROCK CAPITAL MANAGEMENT, LLC
By:
	Name:	Nader Tavakoli
	Title:	Managing Member

NADER TAVAKOLI